MOL HUNGARIAN OIL AND GAS PLC.

Finance

03 DEC -1 AM 7:21

11th November, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

03037787

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~ Nyrt.
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Yours faithfully,

Michel-Marc Delcommune
Chief Financial Officer

Enclosure

12/1

INVESTOR NEWS

10 November, 2003

MOL has become INA's strategic partner following the completion of the acquisition of a 25 % plus one share stake

MOL Hungarian Oil and Gas Public Limited Company hereby announces that following the signing of the transaction agreements in July 2003, and the subsequent satisfaction of conditions precedent, MOL has become the strategic partner of INA with a shareholding of 25% plus one share.

The transaction was completed on 10 November 2003 following the fulfilment of conditions precedent that included the approval of Hungarian and Croatian Antimonopoly Authorities, and the waiver of the Slovenian Antimonopoly approval as a condition precedent. Such waiver is legally permissible in Slovenia and customary in cross border transactions where the approvals of several antimonopoly authorities are required. MOL believes that upon the receipt of all relevant information the Slovenian authority will also render its decision by the end of 2003.

In accordance with the contract, MOL has nominated two members of MOL's Executive Board, Mr. György Mosonyi, Group Chief Executive Officer of MOL and Zoltán Áldott Group Chief Strategy officer of MOL to be the members of the Supervisory Board of INA. With respect to the Management Board, MOL has delegated two managers from its senior management team, László Geszti to the Chief Financial Officer and Vice President position, to date the managing director of MOL's Refining and Marketing division, and Béla Cseh to the position of Corporate Service director, to date MOL's Health, safety and environmental protection Director.

With the completion of the transaction the first step of the privatisation process of the largest Croatian company has been successfully closed, enabling the partners to commence the joint daily work and co-operation in order to create a strong alliance in the regional oil industry.

The partners have a unique position in the fast growing Central European oil product market, with market leading positions in Croatia, Hungary and Slovakia and are strategically well positioned to expand further in Central Europe. MOL, INA and Slovnaft have a combined refining capacity of 450,000 bbl/day and nearly 1,200 retail stations across nine countries. Further the partners have proven reserves exceeding 500 mboe.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

11 November, 2003

Announcement of MOL Plc.
on the dematerialization of shares issued by the Company

MOL Hungarian Oil and Gas Plc. hereby informs its shareholders that the dematerialization of ordinary printed shares closed in accordance with the resolution on dematerialization of the Extraordinary General Meeting of September 1, 2003. According to the closing, MOL cancelled ordinary printed shares of series 'A' (ISIN: HU0000010517), and the one registered series 'B' voting preference printed share on November 11, 2003.

The new ISIN identification number of the 'A' series dematerialized shares is: HU 0000068952.

The Company shall sell those dematerialized shares, issued in replacement of those shares that were not submitted, on the Budapest Stock Exchange within 6 months. The sale will be made with the assistance of a brokerage firm at the then prevailing price on the stock exchange.

The invalidated printed share is not negotiable, but its owner is entitled to request that the dematerialized share be credited to his security account by delivering the invalidated printed share. Following the sale of dematerialized shares replacing those shares not submitted, the owner of invalidated printed share may request the counter value of the sold dematerialized share. In order to accomplish the transfer it is necessary to open a security account at a depositary company. Following the opening of an account, the physical shares should be submitted to:

KELER Rt. (1075 Budapest, Asbóth u. 9-11.) open on workdays from 0900 to 1500 hrs.

Following the submission, the dematerialized shares will be transferred to the given security account within 5 working days.

Following the sale of the dematerialized shares, MOL shall pay the consideration to the last owner of the shares upon presentation of the invalidated shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924